SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 943, of 08.04.2022.

CERTIFICATE

MINUTES OF THE NINE HUNDREDTH FORTY-THREE MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that the 943rd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the fourth day of August of the year two thousand and twenty-two, at 7:10 pm, with the definitive conclusion of the works recorded at 8:00 pm. The meeting took place by videoconference in a remote environment – Cisco WEBEX Meetings. The call took place on the fourth day of August in the year two thousand and twenty-two, pursuant to the Bylaws. The Board Member RUY FLAKS SCHNEIDER (RFS) assumed remotely the presidency of the work. The Board Members RODRIGO LIMP NASCIMENTO (RLN), JERÔNIMO ANTUNES (JEA), BRUNO ESTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), MARCELO DE SIQUEIRA FREITAS (MSF), DANIEL ALVES FERREIRA (DAF) and ANA SILVIA CORSO MATTE (ASM) remotely participated in the meeting. Board Member FELIPE VILLELA DIAS (FVD) cast his vote by correspondence on the agenda, pursuant to item 8.6.1.1 of the Internal Regulations, having been counted, for such purposes, in the quorums for installation, attendance and resolution, with record of your vote attached to the minutes. Board Member ANA CAROLINA TANNURI LAFERTE MARINHO (ALM) justifiably left the meeting. The council was hosted by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Legal Counsel to the Presidency JOSÉ EDUARDO GUIMARÃES BARROS (JGB) and the external members of the Statutory Audit and Risk Committee - CAE LUIZ CARLOS NANNINI (LCN) and LUIS HENRIQUE BASSI ALMEIDA (LHB) attended the meeting as guests. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 29, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present. The meeting was opened with the presence of nine members, already counting the written vote of the FVD Board Member, in compliance with the minimum quorum of six members, and with a minimum quorum of five members for deliberations, except in cases where there is explicit record of alteration of the quorum of those present at the time of the deliberation. The prior declaration of conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISION: DEL 118, OF 08.04.2022. Madeira Energia S.A. - Approval of Value for Agreement with the Civil Group. RES 373, of 08.04.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the favorable opinion expressed by the Statutory Audit and Risks Committee - CAE, in the support material and in the documents below: Executive Board Resolution No. 373, of 08.04.2022; Report to the Executive Board PR-071, of 08.04.2022; Executive Summary PREG-006, of 08.04.2022; RESOLVED to authorize the execution of the Transaction Agreement between SAESA and GRUPO CIVIL. Deliberative quorum: Unanimity, registered the previous manifestation of the CAE. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Eletrobras Board of Directors.

Rio de Janeiro, August 08, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

Information Classification: DEL-118/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.